FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2009

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s information below is furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

This notice does not constitute an offer to sell or the solicitation of an offer to buy securities

Announcement

Immediate release

20 July 2009

TRADING UPDATE IN RESPECT OF DEBT REFINANCING AND BOND ISSUE

Sappi is issuing this trading update in connection with the capital markets transaction that it announced today and the ongoing syndication of a new secured revolving credit facility and a new secured OeKB term loan facility.

Market conditions remained weak in the quarter in all our major markets.  Sales volumes for the group were similar to the prior quarter.  Prices realised were under pressure in most regions.

For the quarter ended June 2009 we expect to report improved operating results, excluding special items, compared to the quarter ended March 2009 for our European business, which we expect to return to profitability and for our North American business, as a result of synergy achievements in Europe, and cost and input price reductions.  In addition the North American business expects to report the benefit of alternative fuel credits in the range of US$30 – US$40 million.

Our Southern African business was impacted by the strengthening of the Rand relative to the US Dollar, weak domestic demand and low pulp prices, which we expect will result in a loss before special items for the quarter for the region.

For the group, operating loss excluding special items for the quarter is expected to be largely in line with the quarter ended March 2009.

The group continues to prioritise cash generation and expects to report a positive net cash generation for the quarter.

Financial statements for the quarter ended June 2009 are not yet finalised.  The information above is based on certain preliminary financial data.  This information is subject to change as final financial data becomes available, and our financial statements are prepared and reviewed by us and our auditors.

Outlook

Demand and prices for chemical cellulose have strengthened and the Saiccor mill has a strong order book.  The mill is progressing well with the ramp up of production and expects to improve sales volumes in the next quarter.  Global markets for coated paper remain depressed; however, we expect stronger seasonal demand during the next quarter for web products and stable demand for sheet products.  The extent of inventory reduction in our customer supply chain appears to be reducing and we therefore expect an improvement in coated paper demand on paper producers. We expect alternative fuel credits of approximately US$40 million in the next quarter.

We expect to generate positive net cash flow in the quarter ended September 2009.

Forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to, the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions, adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Contact details

Brunswick South Africa Tel +27 (0) 11 502 7300

Robert Hope
Group Head Strategic Development
Sappi Limited
Tel +27 11 407 8492
e-Mail Robert.Hope@sappi.com

André F Oberholzer
Group Head Corporate Affairs
Sappi Limited
Tel +27 11 407 8044
Mobile +27 83 235 2973
e-Mail Andre.Oberholzer@sappi.com

Sappi Limited

Announcement

Immediate release

NOT FOR DISTRIBUTION TO U S NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.  ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U S SECURITIES LAW.

Sappi Announces US$500 Million Senior Secured Notes Offering

20 July 2009

Sappi Limited today announced the offering of approximately US$500 million aggregate principal amount of senior secured notes due 2014 in an offering that is exempt from the registration requirements of the U S Securities Act of 1933, as amended (the “Securities Act”).  The notes will be issued by PE Paper Escrow GmbH (the “issuer”), a special purpose Austrian limited liability company.

The proceeds of the offering are expected to be immediately placed into escrow by the issuer.  The conditions to release the proceeds from escrow include the refinancing of Sappi’s existing revolving credit facility and the establishment of a new revolving credit facility, the replacement of Sappi’s existing OeKB term loan facility with a new OeKB term loan facility, the amendment of certain other debt facilities of Sappi, and other customary conditions.  Upon satisfaction of the escrow conditions, the issuer will become an indirect wholly owned subsidiary of Sappi Limited and the notes will be guaranteed by Sappi Limited and certain of its subsidiaries and secured with, together with the new revolving credit facility, the new OeKB term loan facility and certain other indebtedness of Sappi, first-priority security interests over certain assets of Sappi Limited and its subsidiaries.

This offering is one component of a refinancing that Sappi is undertaking in order to improve its debt maturity profile and strengthen its balance sheet.  As part of the refinancing, Sappi will also enter into a new revolving credit facility in an amount of €250 million (which may be increased up to €400 million) and a new OeKB term loan facility in an amount of up to €400 million.  Sappi intends to use the proceeds from the offering of the notes, drawings under the new OeKB term loan facility and a portion of its available cash to repay all drawings under the existing revolving credit facility, all amounts outstanding under the existing OeKB term loan facility and other indebtedness.

The notes are being offered to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act.  Any offers of the notes will be made only by means of a private offering memorandum.  The notes have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This notice does not constitute an offer to sell or the solicitation of an offer to buy securities.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities in the Unites States, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.  The securities may not be offered or sold in the United States absent registration under the Securities Act of 1933 or an applicable exemption from registration requirements.  Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.  This press release is being issued pursuant to and in accordance with Rule 135e under the Securities Act.

Forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to, the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions, adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Contact details

Brunswick South Africa Tel +27 (0) 11 502 7300

Robert Hope
Group Head Strategic Development
Sappi Limited
Tel +27 11 407 8492
e-Mail Robert.Hope@sappi.com

André F Oberholzer
Group Head Corporate Affairs
Sappi Limited
Tel +27 11 407 8044
Mobile +27 83 235 2973
e-Mail Andre.Oberholzer@sappi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 20, 2009

SAPPI LIMITED,

by	/s/ L. Newman
Name: L. Newman Title: Group Financial Controller